SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

eUniverse, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

298 412 10 7

(CUSIP Number)

Dora Mao
Orrick, Herrington & Sutcliffe LLP
400 Sansome Street
San Francisco, CA 94111
(415) 392-1122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298 412 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VP ALPHA HOLDINGS IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) OO

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) OO

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) OO

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VANTAGEPOINT VENTURE PARTNERS IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) OO

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) OO

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JAMES D. MARVER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) IN

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ALAN E. SALZMAN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,133,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 30.1%**

14.	Type of Reporting Person (See Instructions) IN

**Based on 33,645,572 shares of Common Stock outstanding, including: (i) 1,295,455 shares to be issued to VP Alpha Holdings IV, LLC (“VP Alpha LLC”) upon conversion of the Series B Convertible Preferred Stock issuable upon full exercise of the option described herein, (ii) 454,545 shares to be issued to VP Alpha LLC upon full conversion of the Series B Convertible Preferred Stock issued to VP Alpha LLC pursuant to the partial exercise of the option described herein, and (iii) 5,333,333 shares to be issued to VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. upon full conversion of the Series C Convertible Preferred Stock purchased pursuant to the Series C Preferred Stock Purchase Agreement described herein.  There are 26,562,239 shares of Common Stock outstanding as of October 31, 2003, as represented by eUniverse, Inc. in the Series C Preferred Stock Purchase Agreement described herein.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2003 (the “Original Statement”) by (1) VP Alpha Holdings IV, L.L.C. (“VP Alpha LLC”), (2) VantagePoint Venture Associates IV, L.L.C. (“VP Associates LLC”), (3) James D. Marver and (4) Alan E. Salzman, relating to an option to purchase shares of common stock, par value $0.001 per share (the “Common Stock”), and shares of Series B Convertible Preferred Stock (the “Series B”), par value $0.10 per share, of eUniverse, Inc., a Delaware corporation (the “Company”).  The Original Statement, as amended hereby, is referred to herein as the “Amended Statement.”

Item 1.	Security and Issuer

This Amended Statement relates to (i) an option (the “Option”), granted to VP Alpha LLC pursuant to an Option Agreement, dated as of July 15, 2003 (the “Option Agreement”), between the Company, 550 Digital Media Ventures, Inc. (“550 DMV”) and VP Alpha LLC, that may be exercised within the next 60 days to purchase shares of the Company’s Common Stock and Series B held by 550 DMV and (ii) shares of Series C Convertible Preferred Stock (the “Series C”), par value $0.10 per share, of the Company issued pursuant to the Series C Purchase Agreement described in Item 4 below.  The principal executive offices of the Company are located at 6060 Center Drive, Suite 300, Los Angeles, California 90045.

Item 2.	Identity and Background
Item 2 of the Original Statement is hereby amended and restated as follows:
(a), (b), (c) and (f).

This Amended Statement is filed by (1) VP Alpha LLC, (2) VP Associates LLC, (3) VantagePoint Venture Partners IV (Q), L.P. (“VP (Q) LP”), (4) VantagePoint Venture Partners IV, L.P. (“VP Partners LP”), (5) VantagePoint Venture Partners IV Principals Fund, L.P. (“VP Fund LP”), (6) James D. Marver and (7) Alan E. Salzman.  Messrs. Marver and Salzman, together with VP Alpha LLC, VP Associates LLC, VP (Q) LP, VP Partners LP and VP Fund LP, are hereinafter referred to as the “Reporting Persons.”  VP (Q) LP, VP Partners LP and VP Fund LP are collectively referred to herein as the “Funds.”

VP Alpha LLC is a Delaware limited liability company with VP Associates LLC as its managing member.  VP (Q) LP, VP Partners LP and VP Fund LP are each a Delaware limited partnership with VP Associates LLC as its general partner.  James D. Marver and Alan E. Salzman are managing members of VP Associates LLC, which is a Delaware limited liability company.  The principal business of the Reporting Persons is to provide venture capital financing and active assistance to information, internet and technology companies.  The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.  Mr. Marver is a U.S. citizen and Mr. Salzman is a Canadian citizen with residency status in the United States.

(d) and (c).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Statement is hereby amended and supplemented by adding the following thereto:

The consideration paid for the purchase of the Series C shares by the Funds was $8,000,000 in cash.  The consideration for the Series C shares that has been paid was funded by the available cash of the Funds and/or their affiliates.

The consideration to be paid for the purchase of the Series B shares from 550 DMV for exercise of the Option with respect to 454,545 Series B shares is $500,00 in cash.  The consideration to be paid for the purchase of the Series B shares will be paid by available cash of VP Alpha LLC and/or its affiliates.

Item 4.	Purpose of Transaction
Item 4 of the Original Statement is hereby amended and supplemented by adding the following thereto:

On October 31, 2003, the Funds purchased an aggregate of 5,333,333 shares of Series C, at $1.50 per share, pursuant to the Series C Preferred Stock Purchase Agreement, dated as of October 31, 2003 (the “Series C Purchase Agreement”), between the Funds and the Company.  The 5,333,333 shares of Series C are currently convertible into an aggregate of 5,333,333 shares of Common Stock.  The total consideration paid by the Funds for the shares of Series C was $8,000,000 in cash.

Pursuant to the Company’s Certificate of Designation of the Series C Convertible Preferred Stock (the “Series C Designation”): (a) the shares of Series C provide for an 8% cumulative dividend payable in additional shares of Series C  for a period of 12 months from the Original Issuance Date (as defined in the Series C Designation); (b) the initial conversion price will be $1.50 for shares of Series C; (c) the Funds, as the sole holder of the Series C, will have the exclusive right to elect two members of the Company’s Board of Directors (so long as at least 51% of the originally issued Series C remains outstanding); and (d) so long as at least 51% of the originally issued Series C remains outstanding, the affirmative vote of the holders of at least two-thirds of the Series C is required (i) for any changes in the Certificate of Incorporation or Bylaws of the Company, (ii) to create, authorize or issue any class, series or shares of preferred stock or any other class of capital stock ranking, either as to payment of dividends, distribution or as to distributions of assets upon liquidation, prior to or on a parity with the Series C, or (iii) to increase the size of the Board of Directors beyond nine members.  In addition, so long as VP (Q) LP, together with any of its affiliates, owns at least 2,666,667 shares of Series C or Common Stock (as appropriately adjusted for any stock split, combination, reorganization, reclassification, stock dividend, stock distribution or similar event), the Company will not, without the affirmative consent or vote of at least two-thirds of the Board of Directors, (i) enter into an agreement for or consummate a Corporate Transaction (as defined in the Series C Designation), (ii) enter into transactions which result in or require the Company to issue shares of its capital stock in excess of 5% (in any one transaction) or 12.5% (in the aggregate) of the Company’s then-current market capitalization, (iii) enter into transactions which result in or require the Company to pay (whether in cash, stock or a combination thereof) in excess of 5% (in any one transaction) or 12.5% (in the aggregate, in a series of transactions commencing on or after the Original Issuance Date) of the Company's then-current market capitalization, (iv) increase or decrease the number of authorized shares of capital stock, (v) directly or indirectly declare or pay any dividend or make any other distribution in respect thereof, or purchase, redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any subsidiary, other than as specified in the Series C Designation, or (vi) increase or decrease the size of the Company’s Board of Directors.

In accordance with the right of the holders of Series C shares to elect two members of the Company’s Board of Directors pursuant to the Series C Designation, David Carlick and Andrew T. Sheehan, managing directors of VantagePoint Management, Inc., have been appointed as members of the Company’s Board of Directors.  Section 7.8(c) of the Series C Purchase Agreement provides that the directors on the Board of Directors of the Company who are designated by the holders of Series C shares shall generally be accorded no less favorable treatment than any other Board member.

Pursuant to the Series C Purchase Agreement, the Funds and the Company have also agreed that (i) the existing Certificate of Designation of the Series A Convertible Preferred Stock will be amended to delete Section 12(c)(v) thereof and (ii) the Line of Credit concept previously discussed between the parties be eliminated and not a part of any agreement or undertaking by the Funds or their affiliates.

In connection with the issuance of the Series C shares, the Company and the Funds entered into a Registration Rights Agreement, dated as of October 31, 2003 (the “Registration Rights Agreement”), pursuant to which the Company, upon the request of the Funds (no earlier than 180 days after the date of the Registration Rights Agreement), will be required to file a registration statement registering all or any portion of the shares of the Company’s Common Stock into which the Series C shares and Series C-1 shares (as defined in Item 6 below) are convertible and any other shares of the Company’s Common Stock owned by the Funds.  The Registration Rights Agreement also provides the Funds with piggyback registration rights with respect to certain underwritten offerings initiated by the Company.

In connection with the transactions described herein, the Funds and the Company entered into a Management Rights Agreement, dated as of October 31, 2003 (the “Management Rights Agreement”), pursuant to which the Funds, as a result of their purchase of Series C shares, have certain rights to consult with the management of the Company, obtain information about the Company and attend, through a representative, meetings of the Company’s Board of Directors.

Concurrently with the Fund’s execution of the Series C Stock Purchase Agreement, 550 DMV, the Funds and the Company entered into the 550 DMV Consent and Waiver Agreement, dated October 31, 2003 (the “550 DMV Consent”).  Under the 550 DMV Consent, VP Alpha LLC has partially exercised the Option, and within five days of the closing of the purchase by the Funds of Series C shares under the Series C Purchase Agreement, will pay $500,000 for the purchase of 454,545 Series B shares held by 550 DMV.  Pursuant to the 550 DMV Consent (a) 550 DMV released any potential claims it may have had against the Company, except as related to the DMV Note (as defined in the 550 DMV Consent) and certain rights to online advertising impressions, if any, (b) the Option Agreement was amended to (i) extend the Termination Date (as defined in the Option Agreement) from January 16, 2004 until April 16, 2004 and (ii) allow any partial exercise of the Option by the holder thereof, (c) 550 DMV consented to the terms of the Series C Purchase Agreement and all related transactions contemplated thereunder (including those described in Item 6 below), and (d) the Company agreed to expeditiously provide to 550 DMV a replacement note for the DMV Note with an outstanding principal thereon equal to $2,403,528, reflecting the conversion of all accrued and unpaid interest on the DMV Note to principal.

Concurrently with, and as a condition to, the Funds’ execution of the Series C Purchase Agreement, 550 DMV entered into a Voting Agreement, dated as of October 31, 2003 (the “Voting Agreement”).  Under the Voting Agreement, 550 DMV agreed that, at any meeting of the stockholders of the Company, or in connection with any action proposed to be taken by the stockholders of the Company, it will vote in favor of the approval of the transactions contemplated by the Series C Purchase Agreement (and its exhibits), including the transactions described in Item 6 below.  550 DMV has also granted an irrevocable proxy to VP (Q) LP with respect to the shares 550 DMV is entitled to vote in connection therewith .  During the term of the Voting Agreement, 550 DMV has agreed not to sell, assign, transfer, pledge or otherwise dispose of any of the shares subject to the Voting Agreement.  The Voting Agreement terminates on the first to occur of (i) the closing of all transactions contemplated under the Series C Purchase Agreement, including, but not limited to, the transactions described in Item 6 below; (ii) the termination of such transactions; or (iii) the completion of a stockholder vote in connection with all such transactions.  550 DMV beneficially owns an aggregate of 3,366,154 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock as of October 31, 2003, as represented by the Company in the Series C Purchase Agreement.  550 DMV also beneficially owns 1,468,532 shares of Series B, representing approximately 76.4% of the issued and outstanding shares of Series B as of October 31, 2003, as represented by the Company in the Series C Purchase Agreement.

All references to the Series C Purchase Agreement, the Series C Designation, the Registration Rights Agreement, the Management Rights Agreement, the Voting Agreement, the 550 DMV Consent, and the other documents and transactions described herein, including the Series C-1 Designation, the Series C Warrant and the New Note (as such terms are defined in Item 6 below), are qualified in their entirety by the full text of such agreements, which are filed as exhibits to this amendment.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended and supplemented as follows:
(a) and (b).

As a result of the Option described in Items 3 and 4 of the Original Statement, including the partial exercise of the Option as described in Item 4 above, and the purchase of Series C shares described in Items 3 and 4 above, each of the Reporting Persons is the beneficial owner of, and shares the power to vote, and the power to dispose of, (i) 1,750,000, or approximately 91%, of the issued and outstanding shares of Series B, (ii) 5,333,333 or 100% of the issued and outstanding shares of Series C and (iii) 10,133,333 shares, or approximately 30.1%, of the issued and outstanding shares of the Company’s Common Stock (assuming full exercise of the Option and full conversion of the Series B and Series C shares beneficially owned by the Reporting Persons (as described below) to Common Stock).

The shares of the Company’s Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) up to 3,050,000 shares of Company Common Stock purchasable by VP Alpha LLC upon exercise of the Option, (ii) 454,545 shares of Series B obtained from 550 DMV as a result of the partial exercise of the Option, (iii) up to an estimated 1,295,455 shares of Company Common Stock issuable to VP Alpha LLC upon conversion of the up to 1,295,455 shares of Series B to be purchased by VP Alpha LLC upon the further exercise of the Option (subject to increase pursuant to the terms of the Series B Designation) and (iv) 5,333,333 shares to be issued to the Funds upon full conversion of the Series C shares purchased pursuant to the Series C Purchase Agreement.  There are 26,562,239 shares of the Company’s Common Stock outstanding as of October 31, 2003, as represented by the Company in the Series C Purchase Agreement described in Item 4 above.

(c)

None of the Reporting Persons has effected any transactions in the class of securities reported on the Amended Statement during the past 60 days, other than as set forth in the Amended Statement.
(d) and (e).
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Series C Purchase Agreement, the Funds and the Company have agreed that, contingent upon the satisfaction of certain conditions on or before January 31, 2004, including approval by the stockholders of the Company, a senior secured loan of up to $4 million (the “Senior Loan”) will be made to the Company by the Funds or an affiliate thereof (or by a third party lender with a guarantee provided by the Funds or an affiliate thereof).  In connection with the funding of the Senior Loan, the Company will issue warrant(s) to the Funds to purchase additional shares of Series C (each, a “Series C Warrant”).  Under the Series C Warrant(s), the Funds will be permitted to purchase up to 1,000,000 shares of Series C (up to 250,000 shares for each $1,000,000 advanced to the Company under the Senior Loan) at any time and from time to time within five years from the date of issuance at an exercise price of $2.00 per share.

Concurrently with, and as a condition to, the Funds’ execution of the Series C Purchase Agreement, VP Alpha LLC and the Company have also agreed to amend and restate the Secured Promissory Note issued by the Company to VP Alpha LLC pursuant to the Note Purchase Agreement.  The amended and restated Secured Promissory Note, dated October 31, 2003 (the “New Note”) provides VP Alpha LLC with the option to convert, at any time, all or a portion of the outstanding principal amount (currently $2,500,000) and unpaid accrued interest thereon as of such date into shares of the Company’s Series C-1 Convertible Preferred Stock (the “Series C-1”) at a conversion price of $2.00 per share (as adjusted in the event of any stock split, stock dividend, recapitalization and the like).  The conversion provision of the New Note is contingent upon approval by the stockholders of the Company.  If this provision is not approved by the stockholders by January 31, 2004, it becomes due and payable ten days after such failure.  If no stockholder vote is held by January 31, 2004, the New Note becomes due and payable on January 31, 2004.

Pursuant to the Company’s Certificate of Designation of the Series C-1 Convertible Preferred Stock (the “Series C-1 Designation”), the Series C-1 shares are identical in all respects to the Series C, except that each of the initial purchase price, the Liquidation Preference and the Conversion Price (as such terms are defined in the Series C-1 Designation) is $2.00 (as adjusted in the event of any stock split, stock dividend, recapitalization and the like).

Except as described in the Amended Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
9. Agreement of Joint Filing, dated as of November 3, 2003.

10.           Series C Preferred Stock Purchase Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

11.           Registration Rights Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

12. Certificate of Designation of Series C Convertible Preferred Stock.

13.           550 DMV Consent and Waiver Agreement, dated as of October 31, 2003, between eUniverse, Inc., 550 Digital Media Ventures, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P.

14.           Voting Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and the stockholder(s) of eUniverse, Inc. named therein.

15.           Management Rights Agreement, dated as of October 31, 2003, between eUniverse, Inc. VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

16. Form of Warrant to Purchase Series C Preferred Stock.
17. Amended and Restated Promissory Note, dated as of October 31, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.
18. Certificate of Designation of Series C-1 Convertible Preferred Stock.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2003

VP ALPHA HOLDINGS IV, L.L.C.
VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		By:	/s/ Alan E. Salzman
Managing Member		Name: Alan E. Salzman,
Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.
By:	/s/ Alan E. Salzman	By: VantagePoint Venture Associates IV, L.L.C.
Name: Alan E. Salzman,		Its General Partner
Managing Member
		By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		Managing Member
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner		/s/ James D. Marver
James D. Marver
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		/s/ Alan E. Salzman
Managing Member		Alan E. Salzman

INDEX TO EXHIBITS

9.	Agreement of Joint Filing, dated as of October 31, 2003.

10.

Series C Preferred Purchase Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

11.

Registration Rights Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

12.	Certificate of Designation of Series C Convertible Preferred Stock.

13.

550 DMV Consent and Waiver Agreement, dated as of October 31, 2003, between eUniverse, Inc., 550 Digital Media Ventures, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., and VantagePoint Venture Partners IV Principals Fund, L.P.

14.

Voting Agreement, dated as of October 31, 2003, between eUniverse, Inc., VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P. and the stockholder(s) of eUniverse, Inc. named therein.

15.

Management Rights Agreement, dated as of October 31, 2003, between eUniverse, Inc. VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P.

16.	Form of Warrant to Purchase Series C Preferred Stock.

17.	Amended and Restated Promissory Note, dated as of October 31, 2003, between eUniverse, Inc. and VP Alpha Holdings IV, L.L.C.

18.	Certificate of Designation of Series C-1 Convertible Preferred Stock.

EXHIBIT 9

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Amendment No .1 to Schedule 13D to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of Common Stock, par value $0.001 per share, of eUniverse, Inc.

This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  November 3, 2003

VP ALPHA HOLDINGS IV, L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.		By: VantagePoint Venture Associates IV, L.L.C.
its Managing Member		Its General Partner

By:	/s/ Alan E. Salzman	By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		Name: Alan E. Salzman,
Managing Member		Managing Member

VANTAGEPOINT VENTURE ASSOCIATES IV, L.L.C.		VANTAGEPOINT VENTURE PARTNERS IV PRINCIPALS FUND, L.P.
By: VantagePoint Venture Associates IV, L.L.C.
By:	/s/ Alan E. Salzman	Its General Partner
Name: Alan E. Salzman,
Managing Member		By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,
VANTAGEPOINT VENTURE PARTNERS IV (Q), L.P.		Managing Member
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner		/s/ James D. Marver
James D. Marver
By:	/s/ Alan E. Salzman
Name: Alan E. Salzman,		/s/ Alan E. Salzman
Managing Member		Alan E. Salzman